Mail Stop 3010

October 20, 2009

VIA USMAIL

Mr. Stephen J. Benedetti
Principal Financial Officer
Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

  Re: Dynex Capital, Inc.
      Form 10-K for the year ended December 31, 2008 filed March 16, 2009
      Form 10-K/A for the year ended December 31, 2008 filed March 31, 2009
      Definitive Proxy Statement filed April 3, 2009
      File No. 001-09819

Dear Mr. Stephen J. Benedetti:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Cicely LaMothe
      Accounting Branch Chief